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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO

RULE 13a-16 AND 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2005

Commission File Number:  000-49605

Commander Resources Ltd.

(Name of Registrant)

Suite 510, 510 Burrard Street, Vancouver, B.C. V6C 3A8

(Address of principal executive offices)

1. NR-31, MC/NR, 32, 33, 34, 35, and 36

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...XXX...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: September 29, 2005 TSX Venture Exchange: CMD Shares Issued: 36,226,423 News Release: #05-31

BAFFIN GOLD PROJECT UPDATE

Commander Resources Ltd.. (CMD-TSX Venture) provides an update on its Baffin Island Gold Project, Nunavut.   A total of 2748 metres in 32 holes have been completed on the Ridge Lake Prospect.  Results for the first 25 holes were released on Sept. 07, 2005. Samples from the last seven holes totaling about 906 metres are enroute to the lab and all results are expected in 2 to 3 weeks.

The recent drilling was completed to test priority gold targets located about 500 metres west of the new high grade gold zone announced in the Company’s news release dated Sept. 07, 2005 within what is referred to as the lower “sulphide-facies” iron formation and highlighted by hole 05-35 which returned 10.63 g/t gold over 8.89 metres including 21.30 grams per tonne gold over 4.24 metres.  The seven new holes are in an area where 2004 drilling (holes 04-02, 04-09 and 04-10), as well as surface channel sampling returned high grade gold values in the same unit that hosts the mineralization in hole 05-35. The upper “silicate-facies” iron formation which returned 10.24 grams per tonne gold in hole 05-19 and 14.16 grams per tonne gold in hole 05-32 was also targeted.

The new holes were successful in intersecting the upper and lower iron formation units containing similar alteration and sulphide mineral assemblages to holes previously reported with gold mineralization.   Evidence of structural thickening, folding and alteration indicate that the lower succession may be continuous across the central portion of the Ridge Lake prospect area which shows significant structural complexity that is an important aspect of iron formation gold deposits.

The plan to test for the lower iron formation at the eastern end of the Ridge Lake prospect was curtailed by the on-set of winter conditions and shut-down of the current phase of the program.

The next phase of drilling at Ridge Lake will be a series of fences to expand the high-grade zone in the vicinity of hole 05-35 and test the lower iron formation on the eastern portion of the Ridge Lake Prospect.  Detailed additional drilling will be planned based on results from the remaining seven holes. Step out drill holes further west along the 3.5 kilometre Ridge Lake prospect and down-dip to the south to follow-up other high-grade surface gold showings are now warranted based on the drill success to date.

At Durette, results reported in the Company’s news release dated Sept. 14, 2005 identified an intense plumbing system with high-grade gold in a quartz stockwork system at a stratigraphic level above the two iron formations drilled at Ridge Lake.  It is anticipated that the two gold-bearing iron formations will be found at depth at Durette within a very intense mineralized system.   Durette will be a priority drill target as part of the next phase of drilling.

Further evaluation of the Malrok prospect is also warranted to follow-up results from 2004 drilling and to assess the potential for the deeper sulphide facies iron formation that hosts gold at Ridge Lake.  This lower iron formation unit has not been tested at Malrok and represents an excellent opportunity to expand the resource potential of that prospect.

More information on these target areas including previously reported results can be found on the Company’s website.  www.commanderresources.com.

Bernard Kahlert, P.Eng is the Company’s Qualified Person under N.I. 43-101 for the 2005 project. Dr. Allan Armitage, P.Geo is managing all aspects of the 2005 field program.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with a diversified portfolio of gold, copper-gold, nickel and uranium projects across Canada with focus on a large, emerging new gold district on Baffin Island. Commander’s mission is to generate or acquire quality opportunities at a low cost and add significant shareholder value through discovery of mineral deposits, leveraged partnerships, and/or sale of assets. The company has exposure to the diamond sector through an equity position in Diamonds North Resources Ltd.

On Behalf of the Board of Directors,

Kenneth E. Leigh

President

For further information, please call:
Cathy DiVito, Corporate Communications
Telephone: (604) 685-5254 ~ Toll-free: 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT

Item 1: Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

Commander Resources Ltd.

510 – 510 Burrard Street

Vancouver, B.C.

V6C 3A8

Item 2: Date of Material Change

State the date of the material change.

October 28, 2004

Item 3: Press Release

State the date and place(s) of issuance of the press release issued under section 85 (1) of the Act.

November 10, 2004

Vancouver Stockwatch

Market News Publishing Inc.

Item 4: Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander has issued 70,000 common shares and 35,000 share purchase warrants to John Robins under the terms of a Purchase and Royalty Agreement dated September 23, 2004, relating to the acquisition of a 50% interest in the Abe and Pal Properties, British Columbia.

Item 5: Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts that may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

Reference is made to Item 4 above and to the Company's News Release #04-32 a copy of which is attached hereto as Schedule "A".

Item 6: Reliance on section 85 (2) of the Act

If the report is being filed on a confidential basis in reliance on section 85 (2) of the Act, state the reasons for that reliance.

Not applicable.

Instruction:

For continuing obligations regarding reports filed under this subsection, refer to section 85 (3) of the Act and Part 3.4 of the SEDAR Filer Manual.

Item 7: Omitted Information

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but section 85 (3) of the Act will no longer or will not be relied upon, a reporting issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provide the reasons for any omission in sufficient detail to permit the Commission to exercise its discretion under section 169 (4) of the Act.

The reasons for the omission may be contained in a separate letter filed in an envelope marked "Confidential – Attention: Supervisor, Financial Reporting".

There is no material information which has been omitted from the report in reliance upon Section 85(3) of the Securities Act.

Item 8: Senior Officers

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer.

Contact:

Kenneth E. Leigh

President

(604) 685-5254

Item 9: Statement of Senior Officer

Include a statement in the following form signed by a senior officer of the reporting issuer:

"The foregoing accurately discloses the material change referred to herein."

Also include the date and place of making the statement.

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 10th day of November, 2004.

COMMANDER RESOURCES LTD.

“Kenneth Leigh”

Kenneth E. Leigh

President

cc:

TSX Venture Exchange

SCHEDULE A

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: November 10, 2004 TSX Venture Exchange: CMD Shares Issued: 26,768,783 News Release #04-32

Commander Resources Ltd. (CMD – TSX Venture) has issued 70,000 common shares and 35,000 share purchase warrants to John Robins under the terms of a Purchase and Royalty Agreement dated September 23, 2004, relating to the acquisition of a 50% interest in the Abe and Pal Properties, British Columbia (for a total of 100% interest by Commander).  Each share purchase warrant entitles the holder to purchase one common share of Commander at a price of $0.70 per share, exercisable for one year to October 27, 2005.  All of the securities are subject to a hold period and may not be traded until February 28, 2005.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with a diversified portfolio of gold, copper-gold and nickel projects across Canada with focus on a large, emerging new gold camp on Baffin Island and advanced nickel projects in Labrador. The Company holds 1.72 million shares of Diamonds North Resources Ltd.

Kenneth Leigh

President

For further information, please call: Commander Resources Ltd.
Cathy DiVito, Corporate Communications
Telephone: (604) 685-5254
Toll Free in Canada/U.S. at 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT

Item 1: Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

Commander Resources Ltd.

510 – 510 Burrard Street

Vancouver, B.C.

V6C 3A8

Item 2: Date of Material Change

State the date of the material change.

November 17, 2004

Item 3: Press Release

State the date and place(s) of issuance of the press release issued under section 85 (1) of the Act.

November 17, 2004

Vancouver Stockwatch

Market News Publishing Inc.

Item 4: Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander is arranging a non-brokered private placement financing to raise up to $1,325,000.

Item 5: Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts that may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

Reference is made to Item 4 above and to the Company's News Release #04-33 a copy of which is attached hereto as Schedule "A".

Item 6: Reliance on section 85 (2) of the Act

If the report is being filed on a confidential basis in reliance on section 85 (2) of the Act, state the reasons for that reliance.

Not applicable.

Instruction:

For continuing obligations regarding reports filed under this subsection, refer to section 85 (3) of the Act and Part 3.4 of the SEDAR Filer Manual.

Item 7: Omitted Information

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but section 85 (3) of the Act will no longer or will not be relied upon, a reporting issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provide the reasons for any omission in sufficient detail to permit the Commission to exercise its discretion under section 169 (4) of the Act.

The reasons for the omission may be contained in a separate letter filed in an envelope marked "Confidential – Attention: Supervisor, Financial Reporting ".

There is no material information which has been omitted from the report in reliance upon Section 85(3) of the Securities Act.

Item 8: Senior Officers

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer.

Contact:

Kenneth E. Leigh

President

(604) 685-5254

Item 9: Statement of Senior Officer

Include a statement in the following form signed by a senior officer of the reporting issuer:

"The foregoing accurately discloses the material change referred to herein."

Also include the date and place of making the statement.

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 17th day of November, 2004.

COMMANDER RESOURCES LTD.

“Kenneth Leigh”

Kenneth E. Leigh

President

cc:

TSX Venture Exchange

SCHEDULE A

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: November 17, 2004 TSX Venture Exchange: CMD Shares Issued: 26,768,783 News Release #04-33

PRIVATE PLACEMENT FINANCING

Commander Resources Ltd. (CMD-TSX Venture) is arranging a non-brokered private placement to raise up to $1,325,000.  The private placement will comprise up to 1,500,000 flow-through common shares at $0.35 per flow-through share and up to 2,500,000 non flow-through Units at $0.32 per Unit, each Unit consisting of one common share and one non-transferable share purchase warrant.  Each warrant is exercisable into one common share for two years from the date of completion at a price of $0.45 per common share during the first year and at $0.50 per common share during the second year.

Finders’ fees of 6% of the gross proceeds may be payable in cash or Units on a portion of this placement.

Proceeds from the financing will be used primarily to fund exploration on the Baffin Island Project, Nunavut and the Big Hill Property, Newfoundland as well as general working capital.

This financing is subject to acceptance by the TSX Venture Exchange.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with a diversified portfolio of gold, copper-gold and nickel projects across Canada with focus on an emerging new gold district on Baffin Island, Nunavut.  The company holds 1.72 million shares of Diamonds North Resources Ltd.

On behalf of the Board of Directors,

Kenneth Leigh

President and CEO

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

Commander Resources Ltd.

Suite 510, 510 Burrard Street

Vancouver, B.C.

V6C 3A8

Item 2

Date of Material Change

State the date of the material change.

October 19, 2005

Item 3

News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102.

October 19, 2005

Stockwatch

SEDAR

Item 4

Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander Resources Ltd. (CMD-TSX Venture) reports the private placement financing announced on September 22, 2005 has increased.  The non-brokered private placement is now comprised of up to 2,715,000 flow-through common shares at $0.35 per flow-through share and up to 1,400,000 non flow-through Units at $0.33 per Unit, each Unit consisting of one common share and one-half non-transferable share purchase warrant.  Each whole warrant is exercisable into one common share for one year from the date of completion at a price of $0.45 per common share.

Finder’s fees of 7% of the gross proceeds may be payable in cash or shares on a portion of this placement.

Proceeds from the financing will be used primarily to fund exploration on the Newfoundland Uranium Properties and the Baffin Island Gold Project, Nunavut as well as general working capital.

Item 5

Full Description of Material Change

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material.  Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Reference is made to Item 4 above and to the Company's News Release #05-34, a copy of which is attached hereto as Schedule "A".

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7

Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

There is no material information which has been omitted from the report.

Item 8

Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Contact:

Kenneth E. Leigh

President

(604) 685-5254

Item 9

Date of Report

DATED at the City of Vancouver, in the Province of British Columbia, this 19th day of October, 2005.

cc:

TSX Venture Exchange

Alberta Securities Commission

B.C. Securities Commission

SCHEDULE A

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: October 19, 2005 TSX Venture Exchange: CMD Shares Issued: 36,226,423 News Release: #05-34

PRIVATE PLACEMENT FINANCING INCREASED

Commander Resources Ltd. (CMD-TSX Venture) reports the private placement financing announced on September 22, 2005 has increased.  The non-brokered private placement is now comprised of up to 2,715,000 flow-through common shares at $0.35 per flow-through share and up to 1,400,000 non flow-through Units at $0.33 per Unit, each Unit consisting of one common share and one-half non-transferable share purchase warrant.  Each whole warrant is exercisable into one common share for one year from the date of completion at a price of $0.45 per common share.

Finder’s fees of 7% of the gross proceeds may be payable in cash or shares on a portion of this placement.

Proceeds from the financing will be used primarily to fund exploration on the Newfoundland Uranium Properties and the Baffin Island Gold Project, Nunavut as well as general working capital.

This financing is subject to acceptance by the TSX Venture Exchange.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with a diversified portfolio of gold, copper-gold, nickel and uranium projects across Canada with focus on a large, emerging new gold district on Baffin Island. Commander’s mission is to generate or acquire quality opportunities at a low cost and add significant shareholder value through discovery of mineral deposits, leveraged partnerships, and/or sale of assets. The company has exposure to the diamond sector through an equity position in Diamonds North Resources Ltd.

On Behalf of the Board of Directors,

Kenneth E. Leigh

President

For further information, please call:
Cathy DiVito, Corporate Communications
Telephone: (604) 685-5254 ~ Toll-free: 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

Commander Resources Ltd.

Suite 510, 510 Burrard Street

Vancouver, B.C.

V6C 3A8

Item 2

Date of Material Change

State the date of the material change.

October 19, 2005

Item 3

News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102.

October 19, 2005

Stockwatch

SEDAR

Item 4

Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander Resources Ltd. (CMD-TSX Venture) reports reports results for the final seven diamond drill holes completed on the Baffin Island property located in central Baffin Island, Nunavut Territory.

Item 5

Full Description of Material Change

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material.  Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Reference is made to Item 4 above and to the Company's News Release #05-35, a copy of which is attached hereto as Schedule "A".

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7

Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

There is no material information which has been omitted from the report.

Item 8

Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Contact:

Kenneth E. Leigh

President

(604) 685-5254

Item 9

Date of Report

DATED at the City of Vancouver, in the Province of British Columbia, this 20th day of October, 2005.

cc:

TSX Venture Exchange

Alberta Securities Commission

B.C. Securities Commission

SCHEDULE A

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: October 20, 2005 TSX Venture Exchange: CMD Shares Issued: 36,226,423 News Release: #05-35b

RIDGE LAKE GOLD SYSTEM EXPANDED WITH SECOND ZONE

Commander Resources Ltd. (CMD-TSX Venture) reports results for the final seven diamond drill holes completed on the Baffin Island property located in central Baffin Island, Nunavut Territory. The holes, completed on the Ridge Lake Prospect, were successful in extending the near-surface gold system for more than 600 metres west from the high grade gold zone discovered earlier in the season (see news release dated Sept. 07, 2005) where previously reported drill hole 05-35 returned 21.30 grams per tonne gold over 4.24 metres in a lower “sulphide facies” iron formation (LIF).

The seven additional holes, totaling 901 metres (holes 05-38 through 05-44) were drilled 500 to 650 metres west of hole 05-35 to follow-up a second high grade gold zone hosted in the LIF which was previously reported in holes 04-02, 04-09, and 04-10 (tabulated below). The drilling was also planned to step out further west to test a new target down-dip from surface channel sampling which cut 2-one metre intervals grading 40.7 and 14.0 grams per tonne gold in outcrops 200 metres apart.

The upper “silicate-facies” iron formation (UIF) which returned high grade gold values in holes 05-19 and hole 05-32 (see table below) was also intersected in this series of holes. A complete table of the drill results, a drill plan map and a longitudinal section can be found on the Company’s website.

Hole 05-44, the most westerly and southerly of the holes drilled this year, intersected 15.13 grams per tonne gold over 1.67 metres in the LIF, 650 metres west of hole 05-35 and 175 metres west and down-dip from hole 04-02 (17.48 grams per tonne gold over 2.15 metres).  The interval appears to be continuous up-dip to exposed surface mineralization and opens the system to the south and west.  Hole 05-38 intersected the UIF and cut 9.34 grams per tonne gold over 1.99 metres.

Surface gold mineralization is known from several additional areas extending more than 1000 metres further west from hole 05-44. The gold system is also open for more than 1000 metres to the east of hole 05-35 where there has either been no drilling or very shallow drilling that did not drill deep enough to intersect the LIF.  The potential for additional significant high grade gold mineralization remains open in all directions.

Ridge Lake, a 3.5 kilometre long corridor of structurally thickened, sheared and mineralized iron formation, is one of 14 gold prospect areas identified on the Baffin Island Gold Property and is only the second to be drill-tested. The Company is highly encouraged by the potential demonstrated by the two iron formation units and the clear opportunity that exists for economic gold mineralization to occur.

The next phase of drilling at Ridge Lake will be a series of fences to expand the high-grade zone in the vicinity of hole 05-35 and test the lower iron formation on the eastern portion of the Ridge Lake Prospect.  Detailed additional drilling will be planned to find the thicker, higher grade gold zones between the area of hole 05-35 and 05-44 and extending to the west and south.  Step out drill holes further west along the Ridge Lake prospect and down-dip to the south to follow-up other high-grade surface gold showings are now warranted based on the drill success to date.

At Durette, results reported in the Company’s news release dated Sept. 14, 2005 identified an intense plumbing system with high-grade gold in a quartz stockwork system at a stratigraphic level above the two iron formations drilled at Ridge Lake.  It is anticipated that the two gold-bearing iron formations will be found at depth at Durette within a very intense mineralized system.   Durette will be a priority drill target as part of the next phase of drilling.

Selected Drill hole Results

Hole	From	To	Length	Gold	Length	Gold	Iron formation LIF = Lower UIF = Upper
New Results	(m)	(m)	(m)	(g/t)	(feet)	(oz/t)
05-38	23.44	25.43	1.99	9.34	6.52	0.28	UIF
05-40	48.73	52.85	4.12	2.31	13.51	0.07	LIF
05-41	33.61	35.32	1.71	7.18	5.60	0.21	LIF
05-43	115.93	116.81	0.88	10.15	2.88	0.29	LIF
05-44	157.33	159.00	1.67	15.13	5.48	0.44	LIF
Previously released
05-19	35.07	36.97	1.90	10.24	6.23	0.30	UIF
05-32	25.25	26.87	1.62	14.16	5.31	0.41	UIF
05-32	80.08	83.77	3.69	3.46	12.10	0.10	LIF
05-33	91.97	96.01	4.04	2.84	13.25	0.08	LIF
05-35	84.45	93.34	8.89	10.63	29.16	0.31	LIF
Including	89.10	93.34	4.24	21.30	13.90	0.62
05-36	88.22	90.09	1.87	5.39	6.13	0.16
04-02	67.05	69.20	2.15	17.48	7.05	0.51	LIF
Including	68.05	69.20	1.15	31.34	3.77	0.91
04-08	35.13	37.61	2.48	5.44	8.13	0.16	LIF
04-09	28.68	30.18	1.50	15.06	4.92	0.44	LIF
04-10	35.08	41.73	6.65	4.08	21.81	0.12	LIF
Including	35.08	36.14	1.06	12.00	3.47	0.35

NOTE:  True width is 90-95% of drilled width.

A total of 2758 metres in 32 holes were drilled on Ridge Lake Target in 2005.

Dr. Allan Armitage, PhD, P.Geo who is managing the Baffin Project has extensive experience with iron formation gold deposits and Arctic geology. He was formerly Chief Geologist at Comaplex Minerals where he was primarily involved in the Meliadine gold project near Rankin Inlet, Nunavut.

Bernard Kahlert, P.Eng is the Company’s Qualified Person under N.I. 43-101 for the 2005 project.

All assaying of drill core is completed by TSL Laboratories Ltd. based in Saskatoon, Saskatchewan. Drill core analysis is performed on saw cut, half NQ core with standard fire assay procedures and a gravimetric finish (1 assay ton). A QA/QC program involves the insertion by Commander of at least one of each external standard (low to high grade Au), and one blank per short drill hole, typically within an iron formation interval. TSL completes its own internal QA/QC program by inserting a standard, and several pulp duplicates in every batch of 20 analyses. The QA/QC procedures and results are monitored through the duration of the program.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with a diversified portfolio of gold, copper-gold, nickel and uranium projects across Canada with focus on a large, emerging new gold district on Baffin Island. Commander’s mission is to generate or acquire quality opportunities at a low cost and add significant shareholder value through discovery of mineral deposits, leveraged partnerships, and/or sale of assets. The Company has exposure to the diamond sector through an equity position in Diamonds North Resources Ltd.

On Behalf of the Board of Directors,

Kenneth E. Leigh

President & CEO

For further information, please call: Cathy DiVito, Corporate Communications
Telephone: (604) 685-5254 ~ Toll-free: 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

Commander Resources Ltd.

Suite 510, 510 Burrard Street

Vancouver, B.C.

V6C 3A8

Item 2

Date of Material Change

State the date of the material change.

October 20, 2005

Item 3

News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102.

October 21, 2005

Stockwatch

SEDAR

Item 4

Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander Resources Ltd. (CMD-TSX Venture) reports the first tranche of the private placement financing announced on September 22, 2005 and amended on October 19, 2005 has closed.  This portion of the non-brokered private placement is comprised of 2,283,650 flow-through common shares at $0.35 per flow-through share and 1,089,575 non flow-through Units at $0.33 per Unit, each Unit consisting of one common share and one-half non-transferable share purchase warrant.  Each whole warrant is exercisable into one common share to October 20, 2006 at a price of $0.45 per common share.  The securities have a hold period and may not be traded until February 21, 2006.

Finder’s fees were paid in cash as follows: Research Capital Corporation received $1,470.00 and Neil Adshead received $612.50.

Item 5

Full Description of Material Change

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material.  Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Reference is made to Item 4 above and to the Company's News Release #05-35, a copy of which is attached hereto as Schedule "A".

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7

Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

There is no material information which has been omitted from the report.

Item 8

Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Contact:

Kenneth E. Leigh

President

(604) 685-5254

Item 9

Date of Report

DATED at the City of Vancouver, in the Province of British Columbia, this 21st day of October, 2005.

cc:

TSX Venture Exchange

Alberta Securities Commission

B.C. Securities Commission

SCHEDULE A

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: October 21, 2005 TSX Venture Exchange: CMD Shares Issued: 39,599,648 News Release: #05-36

PARTIAL CLOSING OF NON BROKERED FINANCING

Commander Resources Ltd. (CMD-TSX Venture) reports the first tranche of the private placement financing announced on September 22, 2005 and amended on October 19, 2005 has closed.  This portion of the non-brokered private placement is comprised of 2,283,650 flow-through common shares at $0.35 per flow-through share and 1,089,575 non flow-through Units at $0.33 per Unit, each Unit consisting of one common share and one-half non-transferable share purchase warrant.  Each whole warrant is exercisable into one common share to October 20, 2006 at a price of $0.45 per common share.  The securities have a hold period and may not be traded until February 21, 2006.

Finder’s fees were paid in cash as follows: Research Capital Corporation received $1,470.00 and Neil Adshead received $612.50.

Proceeds from the financing will be used primarily to fund exploration on the Newfoundland Uranium Properties and the Baffin Island Gold Project, Nunavut as well as general working capital.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with a diversified portfolio of gold, copper-gold, nickel and uranium projects across Canada with focus on a large, emerging new gold district on Baffin Island. Commander’s mission is to generate or acquire quality opportunities at a low cost and add significant shareholder value through discovery of mineral deposits, leveraged partnerships, and/or sale of assets. The company has exposure to the diamond sector through an equity position in Diamonds North Resources Ltd.

On Behalf of the Board of Directors,

Kenneth E. Leigh

President

For further information, please call:
Cathy DiVito, Corporate Communications
Telephone: (604) 685-5254 ~ Toll-free: 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Commander Resources Ltd.

(Registrant)

Date: November 2, 2005

/s/  Kenneth E. Leigh

By:___________________________

      Kenneth E. Leigh, President